DESCARTES REPORTS FISCAL 2010 FIRST QUARTER FINANCIAL RESULTS

Net income doubles year-over-year on record operating performance

WATERLOO, Ontario — May 28, 2009 —Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced financial results for its fiscal 2010 first quarter (Q1FY10) ended April 30, 2009. All financial results referenced are unaudited, in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q1FY10 Financial Results

As described in more detail below, key financial highlights for Descartes in Q1FY10 included:

•

Revenues of $17.4 million, up $1.1 million or 7% from $16.3 million in the first quarter of last fiscal year (Q1FY09) and up $1.7 million or 11% from $15.7 million in the previous quarter (Q4FY09). Services revenues were $16.8 million or 97% of total revenues, up 13% from $14.9 million in Q1FY09 and up 17% from $14.4 million in Q4FY09;

•	Gross margin of 70%, up from 65% in Q1FY09 and up from 68% in Q4FY09;
•

Income before income taxes of $1.8 million, up 13% from $1.6 million in Q1FY09 and compared to $2.6 million in Q4FY09. Commencing with Descartes’ Q1FY10, GAAP has changed to require that acquisition-related costs (including legal, accounting, investment banking and valuation specialist fees) be expensed in the period incurred. Previously, GAAP required that these expenses be capitalized as part of the purchase price for a completed business combination and were generally recorded as part of goodwill. Because of this change, Q1FY10 includes an additional $0.3 million in acquisition-related costs compared to prior quarters where Descartes was not required to expense such costs in the period incurred;

•

Net income of $2.2 million, up 100% from $1.1 million in Q1FY09 and compared to $15.7 million in Q4FY09. Net income in Q1FY10 and Q4FY09 included non-cash, net deferred income tax recoveries of $0.7 million and $13.1 million, respectively, as Descartes recorded a deferred tax asset for prior period tax losses anticipated to be applied against taxable income earned in future periods;

•

Earnings per share on a diluted basis of $0.04, up 100% from $0.02 in Q1FY09 and compared to $0.29 in Q4FY09. Income before income taxes, per share on a diluted basis for Q1FY10 was $0.03, compared to $0.03 in Q1FY09 and $0.05 in Q4FY09;

•	Days sales outstanding of 49 days, down 8 days from 57 days in Q1FY09, and compared to 50 days last quarter;
•

Adjusted Net Income of $4.7 million, up 24% from $3.8 million in Q1FY09 and up 2% from $4.6 million in Q4FY09. Adjusted Net Income as a percentage of revenues was 27% this quarter, up from 23% in Q1FY09 and compared to 29% in Q4FY09. Adjusted Net Income per share on a diluted basis for Q1FY10 was $0.09, up from $0.07 in Q1FY09 and compared to $0.09 in Q4FY09.

Adjusted Net Income is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation), acquisition-related expenses and restructuring charges. These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except diluted earnings per share amounts, Adjusted Net Income as a % of revenues and DSOs):

	Q1 FY10	Q4 FY09	Q3 FY09	Q2 FY09	Q1 FY09
Revenues	17.4	15.7	17.0	17.1	16.3
Services revenues	16.8	14.4	15.7	16.0	14.9
Gross margin	70%	68%	67%	64%	65%
Income before income taxes	1.8	2.6	2.7	2.0	1.6
Net income	2.2*	15.7*	2.3*	1.4*	1.1*
Diluted EPS	0.04*	0.29*	0.04*	0.03*	0.02*
Adjusted Net Income	4.7	4.6	4.6	4.1	3.8
Adjusted Net Income as a % of revenues	27%	29%	27%	24%	23%
Adjusted Net Income per diluted share	0.09	0.09	0.09	0.08	0.07
DSOs (days)	49	50	47	50	57

* Net income and earnings per share on a diluted basis were positively impacted by non-cash, net deferred income tax recoveries of $0.7 million, $13.1 million and $0.4 million in Q1FY10, Q4FY09 and Q3FY09, respectively. Net income and earnings per share on a diluted basis were also impacted by the following: (1) net non-cash deferred income tax expenses as tax losses were applied to taxable income in the amounts of $0.8 million in Q3FY09 and $0.5 million in each of Q2FY09 and Q1FY09; and (2) contingent acquisition consideration expense of $0.3 million in Q2FY09 and $0.5 million in Q1FY09.

Total revenues of $17.4 million in Q1FY10 were comprised of $16.8 million in services revenues and $0.6 million in license revenues. As a percentage of total revenues, services revenues were 97%, compared to 91% in Q1FY09 and 92% from Q4FY09.

Geographically, $11.1 million of revenues (64%) were generated in the Americas, excluding Canada, $3.4 million (20%) in Europe, Middle East and Africa (“EMEA”), $2.5 million (14%) in Canada, and $0.4 million (2%) in the Asia Pacific region.

“Our focus over the past quarter has continued to be on operating efficiently while completing and integrating acquisitions,” said Stephanie Ratza, CFO at Descartes. “We maintain a solid balance sheet with a healthy cash position available for our operations and consolidation strategy.”

“Our continued positive operating results reflect the importance of our mission to our customers,” said Art Mesher, Descartes’ CEO. “We help make logistics processes more efficient. This helps make the world a better place by reducing the number of miles traveled by emission-producing delivery vehicles, making our borders more safe and secure, and allowing goods to travel more quickly through our global economy. What we do makes a difference to the world, to our customers and to our stakeholders.”

Cash Position at April 30, 2009

As at April 30, 2009, Descartes had $46.9 million in cash comprised of $36.9 million in cash and cash equivalents and $10.0 million in short-term investments, none of which was held in asset-backed commercial paper (ABCP). As at January 31, 2009, we had $57.6 million in cash, cash equivalents and short-term investments.

The table set forth below provides a summary of cash flows for Q1FY10 in millions of dollars:

Cash, cash equivalents and short-term investments, February 1, 2009	57.6
Cash provided by operating activities	4.4
Additions to capital assets	(0.3)
Business acquisition - Oceanwide	(8.9)
Business acquisition - Scancode	(5.9)
Net change in cash, cash equivalents and short-term investments	10.7
Cash, cash equivalents and short-term investments, April 30, 2009	46.9

Q1FY10 Acquisitions

Oceanwide Logistics Business

On February 5, 2009, Descartes acquired the logistics business of privately-held Oceanwide Inc. in an all-cash transaction. Oceanwide’s logistics business is focused on a web-based, hosted SaaS model that is ideal for customs brokers and freight forwarders who choose to outsource rather than procure or manage traditional enterprise applications behind their own firewalls. Net of working capital received, Descartes paid approximately CDN $10.4 million (approximately US $8.4 million at the acquisition date) and incurred certain transaction expenses.

Scancode

On March 11, 2009, Descartes acquired privately-held Scancode Systems Inc. in an all-cash transaction. Scancode is a developer and integrator of advanced logistics software and a primary source for carrier-compliant less-than-truckload and parcel shipping solutions and warehouse functionality. Scancode’s solutions provide efficient planning and execution of shipping and warehouse activities at multiple touch-points in the distribution process. Net of working capital received, Descartes paid approximately CDN $8.4 million (approximately US $6.5 million at the acquisition date) and incurred certain transaction expenses.

2009 Global User Conference

On March 24, 25 and 26, 2009, Descartes held its Global User Conference and Global Logistics and Customs Advisory Council meetings in Atlanta, Georgia.  The primary sponsors for the event were Xata, BSM Wireless, CombineNet, Intermec, Motorola, NationLink Wireless, SMC3, TeleAtlas, Telogis, and Viewnyx. Descartes customers who spoke at the event included the Vice President of Engineering at DHL Express, as well as spokespersons from CVS/Pharmacy, Delta Cargo, The Home Depot, Ideal Supply, Panalpina and others. Samuel Banks, Executive Vice President of Sandler & Travis Trade Advisory Services and retired Deputy Commissioner of US Customs also spoke on key issues and strategic global trends for international trade, customs and public health/safety agencies.

Conference Call

Members of Descartes’ executive management team are scheduled to host a conference call to discuss the company's financial results and business prospects at 8:00 a.m. EDT on Thursday, May 28th. Designated numbers are (800) 918-9476 for North America or +1 (212) 231-2900 for International. The company simultaneously has scheduled an audio web cast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or web cast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call’s completion by dialing (800) 558-5253 or +1 (416) 626-4100 and using passcode number 21423997. An archived replay of the web cast will be available at www.descartes.com/company/investors.

Annual Meeting of Shareholders

Descartes' annual meeting of shareholders will take place today, Thursday, May 28, 2009, at 11:00 a.m. EDT at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes’ offerings is the Descartes Global Logistics Network (GLN), one of the world’s most extensive multi-modal business applications network. As a federated software-as-a-service (SaaS) platform, the Descartes GLN combines with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. Descartes’ solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pick up and delivery reliability; and optimize working capital through fleet visibility. Descartes’ hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 350 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Montreal, Miami, Minneapolis, Washington DC, Derby, London, Stockholm, Shanghai, and Toronto. For more information, visit www.descartes.com.

# # #

Descartes Investor Contact:

Laurie McCauley

investor@descartes.com

(519) 746-6114 x 2358

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to provide value to customers and shareholders; its execution of its consolidation strategy; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the impact on Descartes’ business of the global economic downturn; Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the impact of foreign currency exchange rates; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for fiscal 2009. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measure

Adjusted Net Income

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted Net Income, in making investment decisions about our company and measuring our operational results.

The term “Adjusted Net Income” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation), acquisition-related expenses and restructuring charges. Historically, costs and expenses of acquisitions, as well as certain costs of restructuring/integrating acquired companies, were capitalized as part of the purchase price for that acquisition. Effective for Descartes’ 2010 fiscal year ending January 31, 2010, GAAP has changed to require that such costs be expensed in the period incurred rather than recorded as part of goodwill. Management considers acquisition-related and restructuring activities to be outside Descartes’ ongoing operational results and this is how management measures the business. Accordingly, we reference Adjusted Net Income to both measure our operations and as a basis of comparison of our operations from period-to-period exclusive of this accounting change. Management believes that investors and financial analysts do the same, and we are providing the Adjusted Net Income financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted Net Income is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted Net Income should not be construed as a substitute for net income determined in accordance with GAAP and the use of Adjusted Net Income does have limitations. In particular, we have completed nine acquisition transactions over the past three fiscal years, two acquisition transactions in the first quarter of FY10 and may complete acquisition transactions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted Net Income to net income reported in our unaudited Consolidated Statements of Operations for Q1FY10, Q4FY09, Q3FY09, Q2FY09 and Q1FY09, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q1FY10	Q4FY09	Q3FY09	Q2FY09	Q1FY09

Net income, as reported on Consolidated Statements of Operations	2.2	15.7	2.3	1.4	1.1
Adjustments to reconcile to Adjusted Net Income:
Investment income	(0.1)	(0.2)	(0.3)	(0.2)	(0.3)
Income tax expense (recovery)	(0.4)	(13.1)	0.4	0.6	0.6
Depreciation expense	0.4	0.6	0.5	0.6	0.5
Amortization of intangible assets and contingent acquisition consideration	1.8	1.3	1.3	1.6	1.8
Amortization of deferred compensation and stock-based compensation expense	0.1	0.2	0.2	0.1	0.1
Acquisition-related expenses	0.3	-	-	-	-
Restructuring charges	0.4	0.1	0.2	-	-
Adjusted Net Income	4.7	4.6	4.6	4.1	3.8

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	April 30,	January 31,
	2009	2009
ASSETS		(As adjusted – see footnote)
CURRENT ASSETS
Cash and cash equivalents	36,862	47,422
Short-term investments	10,046	10,210
Accounts receivable
Trade	9,523	8,702
Other	2,095	985
Prepaid expenses and other	1,200	855
Deferred income taxes	6,894	5,490
Deferred tax charge	197	197
	66,817	73,861
CAPITAL ASSETS	5,188	4,888
GOODWILL	33,908	26,381
INTANGIBLE ASSETS	26,181	15,475
DEFERRED INCOME TAXES	24,030	24,665
DEFERRED TAX CHARGE	543	592
	156,667	145,862
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,160	1,938
Accrued liabilities	7,972	5,526
Income taxes payable	921	589
Deferred revenue	5,856	3,317
	16,909	11,370
DEFERRED REVENUE	1,330	-
INCOME TAX LIABILITY	2,459	2,325
DEFERRED INCOME TAX LIABILITY	1,446	-
	22,144	13,695

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 53,036,527 at April 30, 2009 (January 31, 2009 – 53,013,227)	45,026	44,986
Additional paid-in capital	449,586	449,462
Accumulated other comprehensive income	347	363
Accumulated deficit	(360,436)	(362,644)
	134,523	132,167
	156,667	145,862

Note: We adopted FAS 141R, Business Combinations (“FAS 141R”) on February 1, 2009. Under the transitional provisions of FAS 141R, the closing accumulated deficit as at January 31, 2009 was increased by $258 thousand with a corresponding decrease in prepaid expenses and other relating to acquisition-related costs incurred in connection with the Oceanwide and Scancode acquisitions. Under the previous GAAP guidance in FAS 141, these costs would have been capitalized as part of business combination accounting.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2009	2008
REVENUES	17,419	16,289
COST OF REVENUES	5,187	5,687
GROSS MARGIN	12,232	10,602
EXPENSES
Sales and marketing	2,385	2,337
Research and development	3,371	2,883
General and administrative	2,988	2,229
Amortization of intangible assets	1,789	1,264
Contingent acquisition consideration	-	500
	10,533	9,213
INCOME FROM OPERATIONS	1,699	1,389
INVESTMENT INCOME	92	258
INCOME BEFORE INCOME TAXES	1,791	1,647
INCOME TAX EXPENSE (RECOVERY)
Current	239	106
Deferred	(656)	487
	(417)	593
NET INCOME	2,208	1,054
EARNINGS PER SHARE
Basic and diluted	0.04	0.02
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	53,017	52,933
Diluted	53,737	53,636

THE  DESCARTES SYSTEMS GROUP INC.

           INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

          (US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2009	2008
OPERATING ACTIVITIES
Net income	2,208	1,054
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	384	529
Amortization of intangible assets	1,789	1,264
Amortization of deferred compensation	1	2
Stock-based compensation expense	126	128
Deferred income taxes	(656)	487
Deferred tax charge	49	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	745	342
Other	(196)	(107)
Prepaid expenses and other	241	(402)
Deferred contingent acquisition consideration	-	500
Accounts payable	170	191
Accrued liabilities	14	(387)
Income taxes payable	230	(502)
Deferred revenue	(699)	337
Cash provided by operating activities	4,406	3,436
INVESTING ACTIVITIES
Maturities of short-term investments	164	-
Additions to capital assets	(291)	(296)
Business acquisitions, net of cash acquired	(14,842)	43
Acquisition-related costs	(58)	(586)
Cash used in investing activities	(15,027)	(839)
FINANCING ACTIVITIES
Issuance of common shares for cash	40	18
Cash provided by financing activities	40	18
Effect of foreign exchange rate on cash and cash equivalents	21	174
Increase (decrease) in cash and cash equivalents	(10,560)	2,789
Cash and cash equivalents at beginning of period	47,422	44,091
Cash and cash equivalents at end of period	36,862	46,880